EXHIBIT 99.1

Bellatrix Announces Repurchase of Grafton Joint Venture Assets

CALGARY, Alberta, Oct. 04, 2018 (GLOBE NEWSWIRE) -- Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) announces that it has entered into an agreement to acquire all the remaining assets earned by Grafton Energy Co I Ltd. (“Grafton”) under the previously announced joint venture arrangement entered into in 2013 (the “Grafton JV”). Upon completion of the transaction, the agreement governing the Grafton JV will be terminated and each party will release the other from all existing and future claims and obligations thereunder.

Transaction Highlights

The acquired assets are located in Bellatrix’s core Ferrier area of west central Alberta and include approximately 2,200 boe/d (79% natural gas, 21% liquids) of low decline production, 44 gross (20.4 net) wells, and 9,920 gross (4,810 net) acres of land.  Bellatrix previously acquired a portion of the Grafton JV assets in June 2016.  The transaction is consistent with Bellatrix's strategy to consolidate operated production and acreage within its core area.

Total consideration payable to Grafton of approximately $13 million includes $7.66 million in cash and 4.0 million common shares of Bellatrix.  The transaction has an effective date of August 1, 2018, is expected close early in the fourth quarter of 2018, and is subject to approval by Grafton’s lender and its shareholders. Bellatrix expects to file a prospectus supplement under its existing $500 million base shelf prospectus to qualify the issuance of the common shares to Grafton.

Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations & Corporate Development (403) 750-1270

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bxe.com

FORWARD LOOKING STATEMENTS: Certain information contained in this press release may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words "position", "continue", "opportunity", "expect", "plan", "maintain", "estimate", "assume", "target", "believe" "forecast", "intend", "strategy", "anticipate", "enhance" and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning the expected impacts of the Grafton acquisition; expectations regarding the production declines associated with the assets; and the expected closing date of the acquisition.  To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management as at the date of this press release and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, failure to meet the conditions for closing the acquisition, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and dispositions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; the ability for all parties to satisfy all conditions for closing the acquisition; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports, including under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2017, on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bxe.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.